Exhibit (i)

Kirkpatrick & Lockhart LLP	1800 Massachusetts Avenue, NW Second Floor Washington, DC 20036-1221 202.778.9000 www.kl.com

December 19, 2002

Newbury Street Trust

82 Devonshire Street

Boston, MA 02109

Ladies and Gentlemen:

We have acted as counsel to Newbury Street Trust, a Delaware statutory trust (the "Trust"), in connection with the filing with the Securities and Exchange Commission ("SEC") of Post-Effective Amendment No. 43 to the Trust's Registration Statement on Form N-1A (File Nos. 2-78458; 811-3518) (the "Post-Effective Amendment"), registering an indefinite number of Capital Reserves Class and Daily Money Class shares of beneficial interest of Prime Fund, an indefinite number of Capital Reserves Class, Daily Money Class and Fidelity Tax-Free Money Market Fund shares of beneficial interest of Tax-Exempt Fund, and an indefinite number of Capital Reserves Class, Daily Money Class, Advisor B Class and Advisor C Class shares of beneficial interest of Treasury Fund (collectively, the "Shares"), each a series of the Trust, under the Securities Act of 1933, as amended (the "1933 Act").

You have requested our opinion as to the matters set forth below in connection with the filing of the Post-Effective Amendment. In connection with rendering that opinion, we have examined the Post-Effective Amendment, the Trust's Trust Instrument, as amended (the "Trust Instrument"), and Bylaws and the corporate action of the Trust that provides for the issuance of the Shares, and we have made such other investigation as we have deemed appropriate. In rendering our opinion, we also have made the assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Our opinion, as set forth herein, is based on the facts in existence and the laws in effect on the date hereof and is limited to the federal laws of the United States of America and the laws of the State of Delaware that, in our experience, generally are applicable to the issuance of shares by entities such as the Trust. We express no opinion with respect to any other laws.

Based upon and subject to the foregoing, we are of the opinion that:

1. The Shares to be issued pursuant to the Post-Effective Amendment have been duly authorized for issuance by the Trust; and

2. When issued and paid for upon the terms provided in the Post-Effective Amendment, subject to compliance with the 1933 Act, the Investment Company Act of 1940, as amended, and applicable state law regulating the offer and sale of securities, the Shares to be issued pursuant to the Post-Effective Amendment will be validly issued, fully paid and non-assessable.

This opinion is rendered solely for your use in connection with the filing of the Post-Effective Amendment and supersedes any previous opinions of this firm in connection with the issuance of the Shares. We hereby consent to the filing of this opinion with the SEC in connection with the Post-Effective Amendment. In giving our consent we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act or the rules and regulations of the SEC thereunder.

Very truly yours,

/s/Kirkpatrick & Lockhart LLP

Kirkpatrick & Lockhart LLP